Exhibit 99.1

Tight markets and improved operating performance provide net debt stability within the investment cycle.

Historical record EBITDA/t.

São Paulo, July 27, 2022. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the second quarter of 2022 (2Q22).

HIGHLIGHTS

•	Pulp sales of 2,663 thousand tons (+5% vs. 2Q21).

•	Paper sales[3] of 324 thousand tons (+10% vs. 2Q21).

•	Adjusted EBITDA[1] and Operating cash generation[2]: R$6.3 billion and R$5.1 billion, respectively.

•	Adjusted EBITDA1/ton of pulp of R$2,103/ton (-3% vs. 2Q21).

•	Adjusted EBITDA1/ton[3] of paper of R$2,167/ton (+44% vs. 2Q21).

•	Average net pulp price in export market: US$732/ton (+15% vs. 2Q21).

•	Average net paper price[3] of R$6,200/ton (+31% vs. 2Q21).

•	Pulp cash cost ex-downtime of R$854/ton (+26% vs. 2Q21).

•	Leverage ratio in USD declines to 2.3 times and stable net debt in USD, despite the investment cycle.

•	Cerrado Project achieves 21% of physical progress and 15% of financial progress.

Financial Data (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Net Revenue	11,520	9,743	18%	9,844	17%	43,494
Adjusted EBITDA[1]	6,303	5,121	23%	5,942	6%	24,089
Adjusted EBITDA Margin[1]	55%	53%	2 p.p.	60%	-6 p.p.	55%
Net Financial Result	(6,975)	12,935	-	9,743	-	(4,462)
Net Income	182	10,306	-98%	10,037	-98%	11,842
Operating Cash Generation[2]	5,055	3,890	30%	4,940	2%	18,959
Net Debt /Adjusted EBITDA[1] (x) - R$	2.3 x	2.1 x	0.2 x	3.1 x	-0.8 x	2.3 x
Net Debt /Adjusted EBITDA[1] (x) - US$	2.3 x	2.4 x	-0.1 x	3.3 x	-1.0 x	2.3 x

Operational Data ('000 tons)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Sales	2,987	2,694	11%	2,833	5%	11,783
Pulp	2,663	2,382	12%	2,537	5%	10,439
Paper[3]	324	312	4%	296	10%	1,344

1Excludes non-recurring items. | 2Considers Adjusted EBITDA less sustaining capex (cash basis).| 3Considers the results of the Consumer Goods Unit.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding

CONTENTS

EXECUTIVE SUMMARY	3

PULP BUSINESS PERFORMANCE	4

PULP SALES VOLUME AND REVENUE	4
PULP CASH COST	5
PULP SEGMENT EBITDA	7
OPERATING CASH FLOW FROM THE PULP SEGMENT	8

PAPER BUSINESS PERFORMANCE	8

PAPER SALES VOLUME AND REVENUE	9
PAPER SEGMENT EBITDA	10
OPERATING CASH FLOW FROM THE PAPER SEGMENT	11

FINANCIAL PERFORMANCE	12

NET REVENUE	12
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES	12
COST OF GOODS SOLD	13
SELLING EXPENSES	13
GENERAL AND ADMINISTRATIVE EXPENSES	14
ADJUSTED EBITDA	14
FINANCIAL RESULT	15
DERIVATIVE OPERATIONS	16
NET INCOME (LOSS)	19
DEBT	19
CAPITAL EXPENDITURES	22
CERRADO PROJECT	22
OPERATING CASH GENERATION	22
FREE CASH FLOW	23
EVOLUTION OF NET DEBT	24
ESG	24
TOTAL OPERATIONAL EXPENDITURE - PULP	25

CAPITAL MARKETS	25

FIXED INCOME	27

RATING	27

UPCOMING EVENTS	28

EXECUTIVE SUMMARY

The fundamentals of the pulp market remained favorable in the second quarter of 2022, marked by positive demand and several factors constraining pulp supply, sustaining a scenario of low availability in the chain and supporting continued implementation of price increases over the period. In this scenario, the Company delivered consistent operational performance with strong sales volume, due to the higher availability of production in a period less affected by scheduled maintenance downtimes. Pulp production cash cost remained pressured by commodity prices, which remained at high levels, but declined slightly in the quarter due to greater availability of industrial operations. In the paper segment, EBITDA set a new record, advancing 58% on the same period last year, driven by solid demand in in all market segments, which had a positive impact on the implementation of price increases. Consolidated adjusted EBITDA was a record for a second quarter (R$6.3 billion) and adjusted EBITDA/ton reached the highest level in the Company's history.

In liability management, net debt in USD remained stable despite the ongoing investment cycle, while leverage in USD, measured by net debt/Adjusted EBITDA in the last 12 months, fell to 2.3 times. The result of cash flow hedge operations once again attested to the long-term consistency of the financial policy in managing foreign exchange risk, with positive mark-to-market and cash adjustments in cash flow (ZCC).

On its ESG agenda, in 2Q22, Suzano published its Annual Sustainability Report and Sustainability Center related to 2021, which jointly address the Company’s material aspects, as well as indicators and performance in frameworks such as GRI and TCFD, among others. Moreover, maintaining the good practice started in 2021, on June 23, the Company performed its second ESG Call, a multi-stakeholder event, focusing in this edition on the material topics Climate Change, Social Development and Biodiversity Conservation.

During the quarter, Suzano continued advancing on its strategic avenues. In June, in the scope of the avenue of being Best-in-Class in the Total Pulp Cost vision, it has performed the transactions related to Parkia and to the operation of Caravelas, whose areas became strategic after the merger with Fibria, seeking efficiency gains in its cost of capital. Also in June, under the scope of the strategic avenue of Advancing in the Links of the Chain, the Company announced plans to build a tissue paper and kitchen towel conversion plant in the city of Aracruz, with production capacity of 60,000 tons per year. Suzano plants to fund the investment of around R$600 million using ICMS tax credits it has in the state of Espírito Santo, which will depend on presenting the specific project and authorization by the applicable public authorities. Furthermore, on the avenue Expand Boldly into New Markets, we announced in the period the creation of Suzano Ventures, the Company’s Corporate Venture Capital, which will have US$70 million in funds available for investment in startups. Through the initiative, Suzano plans to accelerate its open innovation process and become a global platform to foster entrepreneurship involving solutions for the bioeconomy based on planted forests.

Lastly, the Cerrado Project remained on its physical (21%) and financial (15%) schedule, maintaining the expectations in terms of capex and startup date previously disclosed to the market.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

In the second quarter of the year, the market scenario continued to be marked by positive demand and a combination of various unexpected factors and logistics constraints that affected pulp supply and sustained higher hardwood pulp prices.

On the pulp demand side, the Tissue and Printing & Writing paper markets in the USA and Europe maintained solid levels supported by stronger internal demand and lower imported paper volumes. The Russia-Ukraine conflict continued to affect global input and energy prices; however, paper producers were able to pass through these increases to paper prices. In China, printing and writing paper were the segments most affected by the lockdown due to the zero-COVID policy, but solid demand for Tissue paper and paperboard was observed, the last one due to higher export volumes.

Constraints also were observed on the supply side in the quarter, with a concentration of scheduled downtimes in the northern hemisphere and several unscheduled downtimes in all regions. The market also continues to face difficulties in hiring workers in highway and rail infrastructure in Europe and North America, which add pressure on the domestic logistics chain, which, combined with the still persistent crisis in the maritime logistics chain, contribute to the imbalance in global supply and demand.

In this context, average PIX/FOEX prices in the quarter for hardwood pulp increased 25% in the Chinese market and by 8% in Europe compared to the previous quarter.

Moreover, the maintenance of the difference between softwood and hardwood pulp prices continued to incentivize an important trend in substitution between fibers. According to PIX/FOEX, the difference between softwood and hardwood pulp prices at the end of the quarter was US$134/t in Europe and US$181/t in China.

In this scenario, Suzano’s pulp sales amounted to 2,663 thousand tons, increasing 12% and 5% in relation to 1Q22 and 2Q21, respectively. Meanwhile, the average net price in USD of the pulp sold by Suzano was US$726/t, an increase of 13% from 1Q22. In the export market, the average net price realized by the Company was US$ 732/t, an increase of 15% on the same basis of comparison.

The net average price in BRL was R$3,517/ton in 2Q22, increasing 6% and 7% from 1Q22 and 2Q21, respectively, due to the higher net average price in USD, despite the appreciation in average BRL against USD (also of 6% and 7%, respectively).

Net revenue from pulp increased 19% and 13% from 1Q22 and 2Q21, respectively, due to the higher net average price in USD (+13% and +15%) and the higher sales volume (+12% and +5%), which were partially offset by the appreciation in average BRL against USD (6% and 7%).

PULP CASH COST

Cash cost excluding downtime in 2Q22 stood at R$854/t, decreasing 2% in relation to 1Q22, due to: i) the higher dilution of fixed costs due to operating efficiency gains; ii) the appreciation in BRL against USD (6%); iii) the better result from utilities due to maintenance downtimes in 1Q22 and the improved operation of one of the turbogenerators, that reached full capacity in the period, resulting in a higher volume of energy sales; and , Wood cost increased mainly due to the impact from the longer average supply radius in the quarter and the increase in Brent price, which affects both operations of harvest and transportation. The increase in input costs was mainly due to higher chemical prices (especially caustic soda due to higher international prices – IHS, and the Brent price’s impact on energy sources (mainly natural gas).

1Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 2Q22 was 26% higher than in 2Q21, due to: i) the higher input costs, explained by higher prices for chemicals (especially caustic soda due to higher international prices - IHS and chlorine dioxide prices) and for energy (mainly natural gas due to the rise in Brent); ii) the higher wood cost, mainly due to increase in diesel prices and price increases by suppliers, affecting harvest and transportation operations, which were partially offset by the shorter average supply radius and lower share of third-party wood in the period; and iii) higher fixed costs due to higher costs with labor and maintenance.

1Excludes the impact of maintenance and administrative downtimes.

1Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA (R$ million)[1]	5,600	4,560	23%	5,496	2%	21,636
Sales volume (k ton)	2,663	2,382	12%	2,537	5%	10,439
Pulp adjusted[1] EBITDA (R$/ton)	2,103	1,915	10%	2,166	-3%	2,073

1Excludes non-recurring items.

Adjusted EBITDA from pulp increased 23% in relation to 1Q22 due to: i) the higher net average pulp price (+13%); and ii) the higher sales volume (+12%). These effects were partially offset by the appreciation in average BRL against USD (6%), higher cash COGS (effect of inventory turnover); and the increase in SG&A expenses (mainly as a result of higher volume and higher logistics expenses, associated with the increase in Brent). The growth in adjusted EBITDA per ton of 10% is explained by the higher prices in the quarter.

Compared to 2Q21, the 2% increase in Adjusted EBITDA from pulp mainly reflects the increase in net average price in USD (+15%) and the higher sales volume (+5%). The growth in Adjusted EBITDA was largely offset by higher production costs (due to strong pressure from commodity price), the appreciation in average BRL against USD (7%) and higher SG&A expenses (mainly higher logistical expenses associated with Brent). Adjusted EBITDA per ton decreased 3%, due to the cost factor, the exchange variation effect and higher SG&A expenses, as explained above, which were partially offset by the higher prices.

1Excludes non-recurring items.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Operating Cash Flow - Pulp (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA[1]	5,600	4,560	23%	5,496	2%	21,636
Maintenance Capex[2]	(1,149)	(1,132)	2%	(935)	23%	(4,724)
Operating Cash Flow	4,450	3,428	30%	4,561	-2%	16,912

1Excludes non-recurring items.

2Cash basis.

Operating cash generation per ton in the pulp segment increased 16% compared to 1Q22, supported by the growth in adjusted EBITDA. Compared to 2Q21, the 7% decrease is due to higher maintenance capex and the lower adjusted EBITDA per ton.

PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the consumer goods and paper businesses.

PAPER SALES VOLUME AND REVENUE

According to data published by Brazil's Forestry Industry Association (IBÁ), demand for printing and writing in Brazil grew 4.6% in April and May 2022 compared to the same period last year. Based on estimates, the reduction is due not only to imports of Printing & Writing paper, which decreased 29% in April and May 2022 on the prior-year period, but also the significant reduction in Printing & Writing paper sales to the paperboard packaging industry.

It is estimated that demand for Printing & Writing, excluding such papers destined for the paperboard packaging market, expanded 7% in April and May 2022 (including imports) on the same period last year, driven by the more consistent recovery in on-site activities, such as the reopening of schools. For the rest of the year, the growth in domestic sales should continue, with period highlights including the elections.

Demand for paperboard in Brazil decreased 2.6% in April and May 2022 compared to the same period last year. The trend was already expected, since in the first half of 2021 paperboard demand grew above the historical average due to the restocking trend after the pandemic.

Consolidating both market segments (Suzano's accessible paper market), demand decreased 3.9%.

Suzano's paper sales (printing & writing, paperboard and tissue) in the domestic market amounted to 231 thousand tons in 2Q22, representing increases of 6% from 1Q22 and 11% from 2Q21.

Paper sales in international markets amounted to 93 thousand tons, in line with the prior quarter and 6% higher than in 2Q21 and corresponding to 29% of total sales volume in 2Q22.

1Includes the Consumer Goods Unit.

The net average price rose 10% from the previous quarter and 31% from 2Q21, reflecting the implementation of price increases in the domestic and export markets in all segments.

Net revenue from paper was R$2,012 million, advancing 15% from 1Q22 and 44% from 2Q21, in both comparisons due to the implementation of price increases in all segments and to the strong sales volume in the quarter.

1Includes the Consumer Goods Unit.

PAPER SEGMENT EBITDA

Paper Segment	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA (R$ million)	703	561	25%	445	58%	2,453
Sales volume (k ton)	324	312	4%	296	10%	1,344
Paper adjusted[1] EBITDA (R$/ton)	2,167	1,797	21%	1,506	44%	1,825

1Excludes non-recurring items.

Adjusted EBITDA from paper increased 25% from 1Q22, mainly due to the increase in net average price and growth in sales volume, which were partially offset by higher production cost and appreciation in average BRL against USD of 6%. Adjusted EBITDA per ton increased 21%, supported by the higher prices, which were partially offset mainly by the higher production cost.

Compared to 2Q21, the 58% increase was due to the price increases implemented in all product lines and the higher sales volume (+10%), despite the increase in costs resulting from the macroeconomic scenario and the appreciation in average BRL against USD (7%). Adjusted EBITDA per ton rose 44% due to the same factors explained above.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Operating Cash Flow - Paper (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA[1]	703	561	25%	445	58%	2,453
Maintenance Capex[2]	(99)	(99)	0%	(66)	47%	(406)
Operating Cash Flow	604	462	31%	379	60%	2,047

1Excludes non-recurring items.

2Cash basis.

Operating cash generation per ton in the paper segment was R$1,863/t in 2Q22, up 26% from 1Q22, due to the increase in EBITDA/t. The same factors explain the 45% increase compared to 2Q21, despite the increase in sustaining capex per ton.

FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 2Q22 was R$11,520 million, 83% of which came from exports (vs. 81% in 1Q22 and 84% in 2Q21). Compared to 1Q22, the 18% growth in net revenue was due to higher sales volume (+11%) and the higher net average price, which were partially offset by the 6% appreciation in BRL versus USD. The 17% growth in consolidated net revenue compared to 2Q21 is mainly explained by the higher pulp net average price in USD (+15%) and the higher sales volume (+5%), which were partially offset by the 7% increase in average BRL vs. USD.

1Does not include Portocel service revenue.

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

1 Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

2 Includes integrated capacities and fluff.

COST OF GOODS SOLD

COGS (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
COGS (Income statement)	6,123	5,433	13%	4,778	28%	22,549
(-) Depreciation, depletion and amortization	1,625	1,463	11%	1,434	13%	6,138
Cash COGS	4,498	3,970	13%	3,344	35%	16,411
Sales volume	2,987	2,694	11%	2,833	5%	11,783
Cash COGS/ton (R$/ton)	1,506	1,474	2%	1,180	28%	1,393

Cash COGS in 2Q22 amounted to R$4,498 million, or R$1,506/ton. Compared to 1Q22, cash COGS increased 13%, basically due to the higher sales volume and the effect from inventory turnover related to production cash cost and higher logistics costs (Brent price rise effect), which were partially offset by the lower impact of scheduled maintenance downtimes and by the 6% appreciation in average BRL against USD. COGS per ton increased 2% due to the effect from inventory turnover and higher logistics cost, which were partially offset by the the lower impact from maintenance downtimes and the effect from exchange variation.

Compared to 2Q21, cash COGS increased 35%, mainly due to the higher cash cost of production, the higher Brent price impacting logistics costs and the higher sales volume, which were partially offset by the appreciation in average BRL against USD (7%). In relation to the same period last year, cash COGS per ton increased 28% due to the factors mentioned above.

SELLING EXPENSES

Selling Expenses (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Selling expenses (Income Statement)	626	572	9%	497	26%	2,411
(-) Depreciation, depletion and amortization[1]	236	238	-1%	235	0%	948
Cash selling expenses	389	334	16%	262	49%	1,464
Sales volume	2,987	2,694	11%	2,833	5%	11,783
Cash selling expenses/ton (R$/ton)	130	124	5%	92	41%	125

Cash selling expenses increased 16% from 1Q22, mainly due to higher international inland logistics expenses (higher Brent price, regions mix and mode of transport) and the growth in sales volume, which were partially offset by the 6% increase in average BRL against USD. Cash selling expenses per ton increased 5%, mainly due to the factors explained above.

Compared to 2Q21, the 49% increase in cash selling expenses is due to higher international inland logistics expenses (higher Brent price, regions mix and mode of transport) and sales volume growth (+5%), which were partially offset by the 7% increase in average BRL against USD. Cash selling expenses per ton increased 41% due to the higher expenses mentioned above, which were partially offset by the exchange variation effect.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
General and Administrative Expenses (Income Statament)	365	336	8%	353	3%	1,544
Depreciation, depletion and amortization[1]	27	24	12%	26	4%	104
Cash general and administrative expenses	338	312	8%	327	3%	1,440
Sales volume	2,987	2,694	11%	2,833	5%	11,783
Cash general and administrative expenses/t (R$/ton)	113	116	-2%	115	-2%	122

Compared to 1Q22, the 8% increase in cash general and administrative expenses is mainly due to higher expenses with third-party services. On a per-ton basis, these expenses decreased 2% due to the dilution of expenses resulting from sales volume growth.

Compared to 2Q21, cash general and administrative expenses increased 3%, mainly due to higher expenses with variable compensation, maintenance and corporate projects. On a per-ton basis, these expenses decreased 2% due to the dilution of expenses given the growth in sales volume.

Other operating income (expenses) amounted to income of R$162 million in 2Q22, compared to expenses of R$3 million in 1Q22 and income of R$910 million in 2Q21. The variation in relation to 1Q22 is mainly due to the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 2Q21, the variation is mainly due to the lower result from updating the fair value of biological assets and the lack of any recognition of tax credits related to the right to exclude ICMS from the PIS and COFINS calculation base, which occurred in 2Q21.

ADJUSTED EBITDA

Consolidated	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA (R$ million)[1]	6,303	5,121	23%	5,942	6%	24,089
Adjusted EBITDA[1] Margin	55%	53%	2 p.p.	60%	-6 p.p.	55%
Sales Volume (k ton)	2,987	2,694	11%	2,833	5%	11,783
Adjusted EBITDA1/ton (R$/ton)	2,110	1,901	11%	2,097	1%	2,044

1Excludes non-recurring items.

The 23% increase in Adjusted EBITDA in 2Q22 compared to 1Q22 is explained by: i) the increase in average net price of pulp in USD (+13%) and the higher paper price in BRL (+10%); and ii) the higher sales volume (+11%). Adjusted EBITDA was partially impacted by the appreciation in average BRL against USD (6%), the increase in cash COGS per ton and higher SG&A, as mentioned earlier. Adjusted EBITDA per ton increased 11% due to the price factor, which was partially offset by the exchange variation effect and the higher cash COGS and SG&A.

Compared to 2Q21, the 6% increase in Adjusted EBITDA was due to the higher net average price of pulp in USD (+15%) and the higher paper price (+31%), as well as sales volume growth (+5%), which were partially offset mainly by the increase in cash COGS per ton, the appreciation in average BRL vs. USD (7%) and higher selling expenses. Adjusted EBITDA per ton remained stable mainly due to the price factor, which was offset by the exchange variation effect, higher cash COGS per ton and higher selling expenses as explained earlier.

FINANCIAL RESULT

Financial Result (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Financial Expenses	(1,133)	(1,050)	8%	(932)	22%	(4,482)
Interest on loans and financing (local currency)	(355)	(301)	18%	(146)	144%	(1,077)
Interest on loans and financing (foreign currency)	(605)	(591)	2%	(590)	3%	(2,488)
Capitalized interest[1]	66	43	56%	1	-	127
Other financial expenses	(239)	(201)	19%	(197)	21%	(1,043)
Financial Income	194	158	23%	46	320%	555
Interest on financial investments	168	136	24%	29	472%	460
Other financial income	26	23	15%	17	55%	95
Monetary and Exchange Variations	(4,460)	7,631	-	6,896	-	(2,319)
Foreign exchange variations (Debt)	(5,986)	9,799	-	7,663	-	(3,100)
Other foreign exchange variations	1,526	(2,168)	-	(768)	-	781
Derivative income (loss), net[2]	(1,576)	6,196	-	3,733	-	1,784
Operating Cash flow hedge	(945)	2,322	-	1,748	-	189
Cash flow - Cerrado project hedge	(147)	385	-	-	100%	265
Debt hedge	(549)	3,606	-	2,015	-	1,716
Others[3]	65	(117)	-	(30)	-	(386)
Net Financial Result	(6,975)	12,935	-	9,743	-	(4,462)

1Capitalized interest due to work in progress.

2Variation in mark-to-market adjustment (2Q22: -R$2,018 million | 1Q22: R$31 million), plus adjustments paid and received (2Q22 = R$473 million).

3Includes commodity hedge and embedded derivatives.

Financial expenses were 8% higher than in 1Q22, mainly due to the increase in interest expenses in local currency, whose main index, the CDI, changed from a cumulative rate of 2.42% in 1Q22 to 2.91% in 2Q22, and the 19% increase in other financial expenses due to the variation in adjustment to present value under IFRS 16/CPC 06 (non-cash impact). These impacts were partially offset by the increase in capitalized interest arising from the capitalization of resources invested in the completed phases of the Cerrado Project. Compared to 2Q21, the 22% increase is also explained by the increase in the basic interest rate (from 0.80% to 2.91%) on debt in local currency, as well by the variation in adjustment to present value under IFRS 16/CPC 06 (non-cash), that impacted Other Financial Expenses.

Financial income grew 23% in relation to 1Q22, also due to the higher CDI in the period, reflecting the Company’s cash position invested in local currency. Compared to 2Q21, the significant increase is explained both by the higher CDI in the period and the increase in cash position (R$20.3 billion), which practically doubled from the end of 2Q21 (R$11.3 billion).

Inflation adjustment and exchange variation had a negative impact of R$4,460 million on the Company’s financial result due to the 11% depreciation in the end-of-period BRL against USD which impacted on the foreign-denominated portion of debt (US$11.8 billion by the end of 2Q22). This effect was partially offset by the positive result from local-currency depreciation on the foreign-denominated portion of the Company’s cash position (76% by the end of 2Q22, in line with debt dollarization policy). Note that the accounting impact from exchange variation on foreign-denominated liabilities and cash position has a cash impact only upon the respective maturities.

Derivative operations resulted in a loss of R$1,576 million in 2Q22, mainly due to the effect of the weaker BRL on debt hedge and cash flow transactions, despite the positive impact from the variations in the Libor rate curve on swap operations and fixed, coupon and rate curves on all hedge transactions. The mark-to-market adjustment of derivative instruments on June 30, 2022 was negative R$2,018 million, compared to a positive adjustment of R$31 million on March 31, 2022, representing a negative variation of R$2,049 million. Note that the impact of BRL depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the second quarter, was a positive R$473 million (R$74 million gain from debt hedge and R$399 million gain from operating hedge).

As a result of the above factors, the net financial result in 2Q22, considering all financial expense and income lines, was an expense of R$6,975 million, compared to income of R$12,935 million in 1Q22 and income of R$9,743 million in 2Q21.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on June 30, 2022:

	Notional (US$ million)		Fair Value (R$ million)
Hedge[1]	Jun/22	Mar/22	Jun/22	Mar/22
Debt	5,898	5,915	(2,829)	(2,206)
Cash Flow - Operating	4,025	3,655	569	1,913
Cash Flow - Cerrado project[2]	675	595	266	413
Others[3]	121	579	(24)	(89)
Total	10,719	10,744	(2,018)	31

1See note 4 of the 2Q22 Quarterly Financial Statements (ITR) for further details and fair value sensitivity analysis.

2Hedge program related to capex in BRL of the Cerrado Project.

3Considers the hedge of embedded derivative.

The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and to ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). In 2Q22, coverage stood at 59% of currency exposure.

Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28, 2021, a program for contracting additional specifically hedge operations to protect from such exposure. The program approved is established in the Derivatives Management Policy available on the Investor Relations website, initially involving a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$ 1.5 billion, maintaining the previously established term. In order to provide transparency on the Cerrado Project hedging program, since 4Q21 the Company has been disclosing the respective contracted operations in a prominent manner.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

On June 30, 2022, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$4,700 million, and the ZCC were dealt with an average forward rate ranging from R$5.60 to R$6.68 and maturities distributed between July 2022 and August 2024. In 2Q22, cash flow and Cerrado Project hedge operations resulted in a loss of R$1,092 million. The mark-to-market adjustment (“MtM” or “fair value”) of the hedge transactions was a gain of R$835 million.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC) if the exchange rate remains the same as at the end of 2Q22 (R$/US$ = 5.24) in the coming quarters, as well as the projected cash impact for R$0.10 variations below/above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	R$ / US$ = 5.24 (2Q22)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]

Zero Cost Collars
2Q22	-	-	398	-	-
3Q22	5.34 - 6.07	528	-	66	53
4Q22	5.40 - 6.36	448	-	82	45
1Q23	5.63 - 7.12	672	-	260	67
2Q23	5.79 - 6.97	896	-	494	90
3Q23	5.37 - 6.16	566	-	100	57
4Q23	5.46 - 6.23	665	-	145	67
Total	5.53 - 6.55	3,775	398	1,147	378
NDF
2Q22			1
3Q23	5.53	217		62	21
4Q23	5.64	34		13	3
Total	5.54	250	1	75	25
Zero Cost Collars Cerrado
2Q23	5.84 - 7.19	167	-	100	17
3Q23	6.00 - 7.60	205	-	157	21
4Q23	5.98 - 7.38	194	-	144	19
1Q24	6.00 - 7.23	66	-	50	7
2Q24	6.37 - 8.05	34	-	39	3
3Q24	6.35 - 8.34	9	-	10	1
Total	5.98 - 7.43	675	-	500	68

1Note: sensitivity of adjustments for exchange rates above the strike.

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On June 30, 2022, the Company had an outstanding amount (notional value) of US$5,898 million in swap contracts as shown in the table below. In 2Q22, the result of debt hedge transactions was a loss of R$549 million, mainly due to the depreciation in end-of-period BRL versus USD in the period. The mark-to-market adjustment (fair value) of these operations was a loss of R$2,829 million.

			Notional (US$ million)			Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Jun/22		Mar/22	Jun/22	Mar/22
Swap (PRÉ x USD)	2024	USD	350		350	(597)	(420)
Swap (CDI x USD)	2026	USD	2,065		2,065	(3,101)	(2,413)
Swap (IPCA x USD)	2023	USD	121		121	(38)	(1)
Swap (LIBOR x USD)	2027	USD	3,200		3,200	617	347
Swap (IPCA x CDI)	2023	BRL	161	[1]	178	290	281
Total			5,898		5,915	(2,829)	(2,206)

1Translated at the closing exchange rate (5.24).

The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 2Q22 (R$/US$ = 5.24) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (2Q22). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.24 (2Q22)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
2Q22		74	-	-
3Q22	285	-	(263)	23
4Q22	83	-	158	4
2023	1,859	-	656	40
2024	1,437	-	(30)	41
2025	1,342	-	(888)	89
>2026	892	-	(1,076)	85
Total	5,898	74	(1,443)	282

1Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Jun/22	Mar/22	Jun/22	Mar/22	Jun/22	Mar/22
Embedded derivative	2038	Fixed USD | USD US-CPI	121	579	(24)	(89)	-	-
Total			121	579	(24)	(89)	-	-

Part of forestry partnership agreements and standing timber supply agreements are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. See note 4 of the 2Q22 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On June 30, 2022, the outstanding (notional) value of the operation was US$121 million. The result from this swap in 2Q22 was a gain of R$65 million. The mark-to-market (fair value) of such operations was negative R$24 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, continually assesses the contracting of derivative financial instruments to mitigate such risks.

On June 30, 2022, the Company did not have any outstanding commodity hedge transactions.

NET INCOME (LOSS)

In 2Q22, the Company posted net income of R$182 million, compared to net income of R$10,306 million in 1Q22 and R$10,037 million in 2Q21. The reduction in relation to 1Q22 and 2Q21 is explained by the negative financial result which in turn was caused by the negative effect from exchange variation on debt and the mark-to-market adjustment of derivative operations in the comparison period.

DEBT

Debt (R$ million)	2Q22		1Q22		ΔQ-o-Q		2Q21		ΔY-o-Y
Local Currency	13,224		13,221		0%		13,275		0%
Short Term	1,754		1,171		50%		1,003		75%
Long Term	11,470		12,050		-5%		12,272		-7%
Foreign Currency	61,982		55,545		12%		55,202		12%
Short Term	1,718		1,045		64%		917		87%
Long Term	60,264		54,500		11%		54,285		11%
Gross Debt	75,206		68,766		9%		68,477		10%
(-) Cash	20,307		19,097		6%		11,271		80%
Net debt	54,899		49,669		11%		57,206		-4%
Net debt/Adjusted EBITDA1(x) - R$	2.3	x	2.1	x	-0.3	x	3.1	x	-1.8	x
Net debt/Adjusted EBITDA1(x) - US$	2.3	x	2.4	x	-0.3	x	3.3	x	-1.9	x

1Excludes non-recurring items.

On June 30, 2022, gross debt totaled R$75.2 billion and was composed of 95% long-term maturities and 5% short-term maturities. Foreign currency debt corresponded to 82% of the Company's total debt at the end of the quarter. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 96%. Gross debt increased 9% (R$6.4 billion) in relation to 1Q22, due to the depreciation in end-of-period BRL against USD.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

*Corresponding mainly to transaction costs (issue, funding goodwill, discount and loss on business combinations, etc.).

On June 30, 2022, the total average cost of debt in USD was 4.5% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 4.4% p.a. on March 31, 2022. The average term of consolidated debt at the end of the quarter was 84 months, compared to 87 months at the end of March 2022.

1Considers the portion of debt with currency swaps. The original debt was 82% denominated in USD and 18% in BRL.

2Considers the portion of debt with currency swaps. The exposure of the original debt was: Fixed (US$) – 60%, Libor – 23%, CDI – 10%, Other (Fixed R$, IPCA, TJLP, others) – 7%.

Cash and cash equivalents and financial investments on June 30, 2022 amounted to R$20.3 billion, 76% of which was in foreign currency, allocated in remunerated accounts or in short-term fixed-income investments. The remaining 24% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.

On June 30, 2022, the Company also had two stand-by credit facilities totaling R$6.7 billion (US$1.3 billion in foreign currency) available through February 2024 (US$100 million) and February 2027 (US$1.2 billion). These facilities strengthen the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$20.3 billion plus the stand-by credit facilities amounted to a readily available cash position of R$27.0 billion on June 30, 2022.

On June 30, 2022, net debt stood at R$54.9 billion (US$10.5 billion), compared to R$49.7 billion (US$10.5 billion) on March 31, 2022. The increase in net debt in local currency is explained by exchange variation in the period.

Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, stood at 2.3 times on June 30, 2022 (2.1 times in 1Q22). The same ratio in USD, the measure established in Suzano’s financial policy, fell to 2.3 times on June 30, 2022 (2.4 times in 1Q22).

The breakdown of total gross debt between trade and non-trade finance on June 30, 2022 is shown below:

	2022	2023	2024	2025	2026	2027 onwards	Total
Trade Finance[1]	32%	1%	96%	58%	51%	9%	27%
Non Trade Finance[2]	68%	99%	4%	42%	49%	91%	73%

1ECN, EPP

2Bonds, BNDES, CRA, Debentures, among others.

CAPITAL EXPENDITURES

In 2Q22, capital expenditures (cash basis) amounted to R$4,439 million, up 65% from 1Q22, mainly due to the higher disbursements related to the Parkia acquisition, as disclosed by the Company in the Material Fact of June 29, 2022. Compared to 2Q21, the increase is also due to the higher disbursements for the Parkia acquisition and the higher expenditures with modernization projects.

In July 27, 2022 the Capex estimate was revised to R$16.1 billion (from R$13.6 billion), due to: (i) the corporate acquisitions of Parkia (concluded) and Caravelas (in approval process), disclosed to the market through Material Fact notices dated April 28, 2022 and June 22, 2022, and Notice to the Market disclosed on June 29, 2022; and (ii) higher investments in sustaining capex, mainly related to the advances of payments to capture higher financial efficiency.

Investments (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22	Guidance 2022 Previous	Guidance 2022 Actual
Maintenance	1,248	1,231	1%	1,001	25%	5,130	5,036	5,471
Industrial maintenance	247	184	34%	141	75%	919	1,265	1,050
Forestry maintenance	987	1,037	-5%	849	16%	4,107	3,753	4,392
Others	14	10	43%	11	26%	104	101	30
Expansion and modernization	114	84	35%	29	-	361	489	534
Land and forestry	1,769	90	-	49	-	2,070	604	2,647
Port terminals	34	45	-25%	11	-	254	119	119
Others	4	1	-	0	-	15	92	92
Cerrado Project	1,270	1,232	3%	174	-	3,047	7,276	7,276
Total	4,439	2,683	65%	1,264	-	10,877	13,616	16,139

CERRADO PROJECT

The Cerrado Project is progressing on schedule, closing the second quarter of 2022 with the “inside the fence” execution (which corresponds to industrial and infrastructure investments) reaching accumulated physical progress of 21%, and 15% of financial progress.

OPERATING CASH GENERATION

Operating Cash Flow - Consolidated (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA[1]	6,303	5,121	23%	5,942	6%	24,089
Maintenance Capex[2]	(1,248)	(1,231)	1%	(1,001)	25%	(5,129)
Operating Cash Flow	5,055	3,890	30%	4,940	2%	18,959
Operating Cash Flow (R$/ton)	1,692	1,444	17%	1,744	-3%	1,609

1Excludes non-recurring items.

2Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$5.1 billion in 2Q22. The 17% increase in operating cash generation per ton in relation to 1Q22 is due to the higher adjusted EBITDA per ton. The 3% decrease in relation to 2Q21 is due to the increase in maintenance capex, partially offset by the higher adjusted EBITDA in the period.

FREE CASH FLOW

Free Cash Flow (R$ million)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	LTM 2Q22
Adjusted EBITDA	6,303	5,121	23%	5,942	6%	24,089
(-) Total Capex[1]	(4,568)	(2,734)	67%	(1,332)	243%	(11,246)
(-) Leases contracts	(244)	(255)	-4%	(226)	8%	(1,036)
(+/-) D Working capital	(349)	920	-	(573)	-39%	(714)
(-) Net interest	(378)	(1,312)	-71%	(280)	35%	(3,103)
(-) Income taxes	(25)	(70)	-64%	(36)	-30%	(130)
(-) Dividend payment/Share Buyback Program	(1,304)	(1,000)	30%	(2)	-	(2,311)
(+/-) Derivative cash adjustment	473	(287)	-	(722)	-	(301)
Free cash flow	(92)	383	-	2,770	-	5,248
(+) Capex ex-maintenance	3,276	1,564	109%	241	-	6,029
(+) Dividend payment/Share Buyback Program	1,304	1,000	30%	2	-	2,311
Free cash flow - Adjusted	4,488	2,947	52%	3,013	49%	13,588

1Accrual basis, except for Parkia deal (cash effect of R$1.7 billion, according to Cash Flow Statement).

2Considers interest paid on debt, interest received on financial investments and premiums paid resulting from liability management operations.

3Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Adjusted free cash flow stood at R$4,488 million in 2Q22, compared to R$2,947 million in 1Q22 and R$3,013 million in 2Q21. Compared to the prior quarter, free cash flow increased 52% supported by the growth in adjusted EBITDA, the lower concentration of interest payments and the gain from derivatives (vs. the loss in the previous quarter). These effects were partially offset in large part by the variation in working capital, mainly the negative variation in the line accounts receivable, due to the increase in pulp price and increase in sales volume, in contrast with the benefit observed in 1Q22 related to the increase in the volume of receivables discounting operations.

Compared to 2Q21, the 49% increase was mainly due to the gain from derivatives (vs. R$722 million loss in 2Q21), the higher adjusted EBITDA and positive variation in working capital.

EVOLUTION OF NET DEBT

The changes in net debt in 2Q22 were:

1Accrual basis, except for Parkia deal (cash effect of R$1.7 billion, according to Cash Flow Statement).

2Net of exchange variations on cash and financial investments.

3Considers amounts related to derivative adjustments, lease agreements and other items.

ESG

The Company made important progress on multiple ESG fronts in the second quarter of the year. On the environmental front, in May, Suzano launched the Caring for Water program, in partnership with CDP. The program encourages suppliers to adopt better water management through monitoring and analysis of risks and opportunities. In this initial phase, Suzano selected 100 strategic suppliers, based on the socioenvironmental risk matrix. These partners will complete the CDP Water questionnaire, set targets and assess their progress after a three-year cycle.

In biodiversity, the Ecofuturo Institute, an organization founded and supported by Suzano, undertook to protect and manage 7,000 hectares of Atlantic Forest and more than 1,000 species of fauna and flora living in the area.

Through the social commitment of promoting partnerships that help reduce poverty aligned with forest conservation, Suzano established a partnership of R$1 million with the Brazilian Fund for Biodiversity (FUNBIO) to operate in the Amazon region. The partnership will develop a sustainable extractivism production chain with 12 local organizations.

In line with Suzano’s strategy to protect children, adolescents and women against domestic and family violence in the Cerrado Project region, the Company forged partnerships with state and federal governments to implement the Agents of Good program. The program currently supports over 3,000 own and third-party employees in the region through lectures, communication campaigns and training.

On the transparency and accountability front, which is essential for Suzano and for any sustainability journey, the Company launched its Annual Sustainability Report and Sustainability Center 2021. Together, they bring Suzano’s material aspects, as well as indicators and performance in accordance with frameworks such as GRI, TCFD, etc. Moreover, maintain the good practice started in 2021, on June 23, Suzano live streamed its second ESG Call, an multi-stakeholder event dedicated to deal comprehensively and in depth with relevant environmental, social and governance aspects about the Company and the interests of its related parties. This year, the event addressed the most recent advances in the ESG agenda, the improvements in governance and transparency, and promoted an open dialogue with Joel Makower, CEO and co-founder of Greenbiz Group, a company dedicated to the connection of business, technology and sustainability. In addition, the Company focused on three material topics: Climate Change, Social Development and Biodiversity Conservation.

Finally, in July, Suzano received the Gold Seal from the EcoVadis Rating, an ESG assessment platform widely used by our customers. This result, achieved in its first year of participation, is an important recognition of Suzano's sustainability practices in all business units, in four evaluation pillars: Environmental, Labor and Human Rights, Ethics and Value Chain.

TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed through a Material Fact notice on March 30, 2022, the estimated total operating expenditure for 2027 remains approximately R$1,500/t and the evolution of the indicator continues as planned, considering the foreign exchange and monetary assumptions adopted.

CAPITAL MARKETS

On June 30, 2022, Suzano’s stock was quoted at R$49.69/share (SUZB3) and US$9.48/ share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II. The stock’s performance considers the adjustment due to the payment of dividends from January 19, 2022 (“ex” date for dividends paid on January 27, 2022) and from May 5, 2022 (“ex” date for dividends paid on May 13, 2022).

Source: Bloomberg.

Source: Bloomberg.

On June 30, 2022, the capital stock of the Company was represented by 1,361,263,584 common shares, of which 24,316,669 were held in treasury. Suzano’s Board of Directors, as previously mentioned in the Material Fact notice, approved on May 4, 2022 the opening of a share repurchase program of up to 20 million of common shares issued by the Company, with the aim of maximizing value creation for its shareholders and to signal management’s confidence in the Company’s performance.

On July 27, given the significant advance of the current program effective on May 4, 2022, the Board of Directors approved a new share buyback program in which the Company may acquire up to 20 of common shares of its own issuance, within the limits set forth in the applicable regulations, without reducing the capital stock, to remain in treasury and subsequent disposal and/or cancellation. The total number of treasury stock of the Company may not exceed the maximum limit of 10% of the free float stock in the market. The maximum period for carrying out purchases under the new buyback program is 18 months from the date of its approval by the Board of Directors, so referred period will expire on January 27, 2024 (inclusive). Until June 2022, the Company had traded and settled 10,396,400 shares, the equivalent to R$502 million. Considering the volume traded up to the end of June, including the portion settled in early July, the total was 12,405,100 shares, at an average cost of R$48.49, representing R$602 million in market value.

Suzano’s market capitalization on June 30, 2022 (ex-treasury shares) stood at R$66.4 billion. The free-float in 2Q22 corresponded to 52% of total capital.

FIXED INCOME

	Unit	Jun/22	Mar/22	Jun/21	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 - Price	USD/k	99.32	101.67	108.04	-2.3%	-8.1%
Fibria 2025 - Yield	%	4.29	3.36	1.65	27.5%	160.0%
Suzano 2026 - Price	USD/k	102.23	107.18	117.76	-4.6%	-13.2%
Suzano 2026 - Yield	%	5.13	3.91	2.02	31.2%	153.7%
Fibria 2027 - Price	USD/k	99.31	106.03	116.45	-6.3%	-14.7%
Fibria 2027 - Yield	%	5.67	4.10	2.32	38.5%	144.7%
Suzano 2028 - Price	USD/k	81.57	90.26	-	-9.6%	-
Suzano 2028 - Yield	%	6.12	4.24	-	44.2%	-
Suzano 2029 - Price	USD/k	99.24	107.85	119.41	-8.0%	-16.9%
Suzano 2029 - Yield	%	6.14	4.64	3.09	32.5%	98.6%
Suzano 2030 - Price	USD/k	92.01	102.29	113.45	-10.1%	-18.9%
Suzano 2030 - Yield	%	6.35	4.65	3.19	36.7%	99.3%
Suzano 2031 - Price	USD/k	81.33	94.06	104.79	-13.5%	-22.4%
Suzano 2031 - Yield	%	6.66	4.58	3.16	45.3%	110.3%
Suzano 2032 - Price	USD/k	75.66	88.98	-	-15.0%	-
Suzano 2032 - Yield	%	6.61	4.53	-	45.9%	-
Suzano 2047 - Price	USD/k	95.44	112.78	134.97	-15.4%	-29.3%
Suzano 2047 - Yield	%	7.40	6.01	4.65	23.3%	59.1%
Treasury 10 years	%	3.01	2.34	1.47	28.9%	105.2%

Note: Senior Notes issued with face value of 100 USD/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	br.AAA	BBB-	Stable
Moody’s	Aaa.br	Baa3	Stable

UPCOMING EVENTS

Earnings Conference Call (2Q22)

Date: July 28, 2022 (Thursday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10:00 a.m. (Brasília)
9:00 a.m. (New York time)	9:00 a.m. (New York)
2:00 p.m. (London)	2:00 p.m. (London)
Tel.: +55 (11) 4090-1621	Tel.: +1 844 204 8942

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Larissa Barbosa

Luísa Puccini

Mariana Dutra

Roberto Costa

Tel: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ri

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Exports	9,518,474	7,907,380	20%	8,292,725	15%	17,425,854	15,833,416	10%
Pulp	8,906,683	7,342,773	21%	7,885,580	13%	16,249,456	15,024,809	8%
Paper	611,791	564,607	8%	407,145	50%	1,176,398	808,607	45%
Domestic Market	2,001,181	1,835,455	9%	1,551,714	29%	3,836,636	2,900,189	32%
Pulp	601,432	645,533	-7%	559,797	7%	1,246,965	1,014,148	23%
Paper	1,399,749	1,189,922	18%	991,917	41%	2,589,671	1,886,041	37%
Total Net Revenue	11,519,655	9,742,835	18%	9,844,439	17%	21,262,490	18,733,605	13%
Pulp	9,508,115	7,988,306	19%	8,445,377	13%	17,496,421	16,038,957	9%
Paper	2,011,540	1,754,529	15%	1,399,062	44%	3,766,069	2,694,648	40%

Sales volume (‘000)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Exports	2,565,397	2,288,468	12%	2,427,453	6%	4,853,865	4,968,405	-2%
Pulp	2,472,402	2,194,853	13%	2,339,906	6%	4,667,255	4,790,560	-3%
Paper	92,995	93,615	-1%	87,547	6%	186,610	177,845	5%
Paperboard	8,571	8,684	-1%	8,647	-1%	17,255	18,601	-7%
Printing & Writing	83,971	84,332	0%	75,732	11%	168,303	153,940	9%
Other paper[1]	453	599	-24%	3,168	-86%	1,052	5,304	-80%
Domestic Market	421,573	405,287	4%	405,371	4%	826,860	808,994	2%
Pulp	190,104	186,647	2%	197,193	-4%	376,751	399,841	-6%
Paper	231,469	218,640	6%	208,178	11%	450,109	409,153	10%
Paperboard	40,767	38,480	6%	41,501	-2%	79,247	81,188	-2%
Printing & Writing	155,911	147,164	6%	138,448	13%	303,075	273,136	11%
Other paper[1]	34,791	32,996	5%	28,229	23%	67,787	54,829	24%
Total Sales Volume	2,986,970	2,693,755	11%	2,832,824	5%	5,680,725	5,777,399	-2%
Pulp	2,662,506	2,381,500	12%	2,537,099	5%	5,044,006	5,190,401	-3%
Paper	324,464	312,255	4%	295,725	10%	636,719	586,998	8%
Paperboard	49,338	47,164	5%	50,148	-2%	96,502	99,789	-3%
Printing & Writing	239,882	231,496	4%	214,180	12%	471,378	427,076	10%
Other paper[1]	35,244	33,595	5%	31,397	12%	68,839	60,133	14%

Average net price (R$/ton)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Exports	3,710	3,455	7%	3,416	9%	3,590	3,187	13%
Pulp	3,602	3,345	8%	3,370	7%	3,482	3,136	11%
Paper	6,579	6,031	9%	4,651	41%	6,304	4,547	39%
Domestic Market	4,747	4,529	5%	3,828	24%	4,640	3,585	29%
Pulp	3,164	3,459	-9%	2,839	11%	3,310	2,536	31%
Paper	6,047	5,442	11%	4,765	27%	5,753	4,610	25%
Total	3,857	3,617	7%	3,475	11%	3,743	3,243	15%
Pulp	3,571	3,354	6%	3,329	7%	3,469	3,090	12%
Paper	6,200	5,619	10%	4,731	31%	5,915	4,591	29%

Average net price (US$/ton)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Exports	754	661	14%	645	17%	707	592	19%
Pulp	732	640	14%	636	15%	686	582	18%
Paper	1,337	1,153	16%	878	52%	1,241	844	47%
Domestic Market	965	866	11%	722	34%	914	666	37%
Pulp	643	661	-3%	536	20%	652	471	38%
Paper	1,229	1,041	18%	899	36%	1,133	856	32%
Total	784	692	13%	656	19%	737	602	22%
Pulp	726	641	13%	629	15%	683	574	19%
Paper	1,260	1,074	17%	893	41%	1,165	852	37%

1Paper of other manufacturers sold by Suzano and tissue paper.

FX Rate R$/US$	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Closing	5.24	4.74	11%	5.00	5%	5.24	5.00	5%
Average	4.92	5.23	-6%	5.30	-7%	5.08	5.39	-6%

APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y	6M22	6M21	ΔY-o-Y
Net Revenue	11,519,655	9,742,835	18%	9,844,439	17%	21,262,490	18,733,605	13%
Cost of Goods Sold	(6,122,925)	(5,432,840)	13%	(4,777,655)	28%	(11,555,765)	(9,622,689)	20%
Gross Debt	5,396,730	4,309,995	25%	5,066,784	7%	9,706,725	9,110,916	7%
Gross Margin	46.8%	44.3%	3 p.p.	51.5%	-5 p.p.	45.7%	48.6%	-3 p.p.

Operating Expense/Income	(809,293)	(920,914)	-12%	139,703	-679%	(1,730,207)	(297,498)	482%
Selling Expenses	(625,567)	(572,141)	9%	(496,934)	26%	(1,197,708)	(1,078,700)	11%
General and Administrative Expenses	(364,768)	(336,464)	8%	(353,004)	3%	(701,232)	(735,558)	-5%
Other Operating Income (Expenses)	161,993	(2,567)	-6411%	909,543	-82%	159,426	1,426,396	-89%
Equity Equivalence	19,049	(9,742)	-296%	80,098	-76%	9,307	90,364	-90%
EBIT	4,587,437	3,389,081	35%	5,206,487	-12%	7,976,518	8,813,418	-9%

Depreciation, Amortization & Depletion	1,870,609	1,724,354	8%	1,696,755	10%	3,594,963	3,463,236	4%

EBITDA	6,458,046	5,113,435	26%	6,903,242	-6%	11,571,481	12,276,654	-6%
EBITDA Margin (%)	56.1%	52.5%	4 p.p.	70.1%	-14 p.p.	54.4%	65.5%	-11 p.p.

Adjusted EBITDA[1]	6,302,719	5,121,098	23%	5,941,750	6%	11,423,817	10,806,048	6%
Adjusted EBITDA Margin[1]	54.7%	52.6%	2 p.p.	60.4%	-6 p.p.	53.7%	57.7%	-4 p.p.

Net Financial Result	(6,974,660)	12,935,279	-154%	9,742,584	-172%	5,960,619	1,075,463	454%
Financial Expenses	194,283	158,284	23%	46,263	320%	352,567	70,490	400%
Financial Revenues	(1,133,402)	(1,050,121)	8%	(932,159)	22%	(2,183,523)	(1,923,092)	14%
Exchange Rate Variation	(4,459,984)	7,630,673	-158%	6,895,657	-165%	3,170,689	1,689,192	88%
Net Proceeds Generated by Derivatives	(1,575,557)	6,196,443	-125%	3,732,823	-142%	4,620,886	1,238,873	273%
Earnings Before Taxes	(2,387,223)	16,324,360	-115%	14,949,071	-116%	13,937,137	9,888,881	41%

Income and Social Contribution Taxes	2,569,012	(6,018,250)	-143%	(4,912,372)	-152%	(3,449,238)	(2,607,441)	32%

Net Income (Loss)	181,789	10,306,110	-98%	10,036,699	-98%	10,487,899	7,281,440	44%
Net Margin	1.6%	105.8%	-104 p.p.	102.0%	-100 p.p.	49.3%	38.9%	10.5 p.p.

1Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	2Q22	1Q22	ΔQ-o-Q	2Q21	ΔY-o-Y
COGS	(138,908)	(122,883)	13%	(149,751)	-7%
Selling Expenses	(207,157)	(207,757)	0%	(207,763)	0%
General and administrative expenses	(2,625)	(1,090)	141%	(2,668)	-2%
Other operational revenues (expenses)	(1,053)	(1,085)	-3%	(6,008)	-82%
Financial results	(4,419)	(4,722)	-6%	(3,054)	45%

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	06/30/2022	03/31/2022	06/30/2021
Current Assets
Cash and cash equivalents	7,712,081	9,797,437	8,585,570
Financial investments	12,337,762	9,047,064	2,448,267
Trade accounts receivable	5,865,962	4,515,673	3,979,086
Inventories	5,548,095	5,133,522	4,404,865
Recoverable taxes	422,129	447,468	382,415
Derivative financial instruments	1,710,964	1,870,977	1,204,841
Advance to suppliers	64,115	50,332	35,821
Dividend’s receivable	-	6,604	-
Other assets	914,823	878,827	758,427
Total Current Assets	34,575,931	31,747,904	21,799,292

Non-Current Assets
Financial investments	257,292	252,227	237,345
Recoverable taxes	1,336,891	1,258,690	1,156,151
Deferred taxes	5,404,862	2,772,622	6,224,616
Derivative financial instruments	1,562,932	2,242,272	764,156
Advance to suppliers	1,441,853	1,373,504	1,249,628
Judicial deposits	335,736	307,143	298,049
Other assets	273,608	267,249	222,695
Biological assets	12,664,046	12,321,547	11,720,857
Investments	551,290	502,559	497,083
Property, plant and equipment	43,617,187	39,137,734	38,190,785
Right of use on lease agreements	4,996,460	4,908,555	4,571,713
Intangible	15,624,401	15,843,938	16,375,218
Total Non-Current Assets	88,066,558	81,188,040	81,508,296

Total Assets	122,642,489	112,935,944	103,307,588

Liabilities and Equity (R$ ´000)	06/30/2022	03/31/2022	06/30/2021
Current Liabilities
Trade accounts payable	4,036,414	3,241,621	2,575,168
Loans, financing and debentures	3,471,739	2,216,304	1,920,072
Accounts payable for lease operations	625,680	580,282	593,691
Derivative financial instruments	686,498	429,723	1,010,897
Taxes payable	354,890	398,852	233,277
Payroll and charges	523,732	389,344	444,938
Liabilities for assets acquisitions and subsidiaries	1,870,699	93,571	112,446
Dividends payable	4,055	6,059	11,185
Advance from customers	88,785	84,874	115,260
Other liabilities	398,090	266,733	361,197
Total Current Liabilities	12,060,582	7,707,363	7,378,131

Non-Current Liabilities
Loans, financing and debentures	71,734,198	66,549,620	66,556,926
Accounts payable for lease operations	5,370,465	5,034,988	4,773,303
Derivative financial instruments	4,605,212	3,652,449	5,060,920
Liabilities for assets acquisitions and subsidiaries	299,568	277,687	396,923
Provision for judicial liabilities	3,284,999	3,222,375	3,271,679
Actuarial liabilities	675,513	675,612	792,387
Deferred taxes	1,118	1,118	-
Share-based compensation plans	144,267	147,058	212,500
Advance from customers	149,540	149,540	165,439
Other liabilities	150,339	136,028	111,888
Total Non-Current Liabilities	86,415,219	79,846,475	81,341,965

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	15,758	14,424	13,033
Treasury shares	(817,451)	(215,900)	(218,265)
Retained earnings reserves	3,040,935	3,840,935	-
Other reserves	2,048,838	2,071,992	2,028,382
Retained earnings	10,538,381	10,335,249	3,429,696
Controlling shareholders’	24,062,007	25,282,246	14,488,392

Non-controlling interest	104,681	99,860	99,100
Total Equity	24,166,688	25,382,106	14,587,492
Total Liabilities and Equity	122,642,489	112,935,944	103,307,588

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ’000)	2Q22	2Q21	6M22	6M21
Cash flow from operating activities
Net income/(loss) for the period	181,789	10,036,699	10,487,899	7,281,440
Depreciation, depletion and amortization	1,824,939	1,655,769	3,505,869	3,389,903
Depreciation of right of use	53,762	53,355	109,860	100,176
Sublease of ships	(3,362)	(9,315)	(11,314)	(20,735)
Interest expense on lease liabilities	102,492	103,500	210,597	212,540
Result from sale and disposal of property, plant and equipment and biological assets, net	9,383	(24,329)	(8,041)	(521,173)
Income (expense) from associates and joint ventures	(19,049)	(80,098)	(9,307)	(90,364)
Exchange rate and monetary variations, net	4,459,984	(6,895,657)	(3,170,689)	(1,689,192)
Interest expenses with financing, loans and debentures, net	960,344	735,399	1,851,948	1,493,570
Premium expenses with early settlements	-	786	-	33,719
Capitalized loan costs	(66,437)	(647)	(108,972)	(1,049)
Accrual of interest on marketable securities	(149,352)	(23,496)	(279,092)	(38,607)
Amortization of transaction costs	15,840	15,482	36,838	56,502
Result from derivative, net	1,575,557	(3,732,823)	(4,620,886)	(1,238,873)
Fair value adjustment of biological assets	(171,618)	(564,533)	(171,618)	(564,533)
Deferred income tax and social contribution	(2,632,715)	4,820,858	3,326,601	2,451,778
Interest on actuarial liabilities	14,801	13,961	29,616	27,925
Provision for judicial liabilities, net	41,237	29,214	63,001	33,525
Provision for allowance for doubtful accounts, net	1,488	2,394	2,088	4,156
Provision (reversal) for inventory losses, net	4,208	5,205	(9,519)	10,667
Provision for loss of ICMS credits, net	16,005	15,937	34,676	23,395
Tax credits	1,324	(315,431)	1,324	(315,431)
Other	1,838	10,451	6,177	11,002
Decrease (increase) in assets	(1,250,123)	(1,008,411)	(270,002)	(1,543,889)
Trade accounts receivables	(810,160)	(707,774)	464,246	(1,222,390)
Inventories	(384,824)	(396,394)	(744,261)	(452,852)
Recoverable taxes	(64,936)	14,575	(168,111)	12,185
Other assets	9,797	81,182	178,124	119,168
Increase (decrease) in liabilities	901,378	435,200	840,887	452,997
Trade accounts payables	841,798	363,463	997,290	451,708
Taxes payable	(66,786)	30,303	90,938	132,906
Payroll and charges	134,134	95,675	(67,050)	(47,799)
Other liabilities	(7,768)	(54,241)	(180,291)	(83,818)
Cash provided by operations, net	5,873,713	5,279,470	11,847,941	9,559,449
Payment of interest with financing, loans and debentures	(494,377)	(304,437)	(1,919,402)	(1,479,825)
Premium on early settlements	-	(786)	-	(33,719)
Interest received from marketable securities	116,662	24,018	229,925	38,067
Payment of income taxes	(24,772)	(35,585)	(94,393)	(70,729)
Cash provided by operating activities	5,471,226	4,962,680	10,064,071	8,013,243
Investing activities
Additions to property, plant and equipment	(1,734,480)	(406,609)	(3,397,882)	(670,588)
Additions to intangible assets	(19,423)	(17,409)	(69,100)	(18,143)
Additions to biological assets	(1,114,605)	(907,844)	(2,135,997)	(1,611,674)
Proceeds from sale of property, plant and equipment	40,950	96,080	98,328	1,261,008
Increase of capital in subsidiaries and associates	(24,943)	(44,490)	(26,863)	(50,818)
Marketable securities, net	(2,616,237)	1,578,249	(4,691,843)	(288,215)
Advance for acquisition of wood from operations with development	(70,922)	(64,981)	(174,490)	(232,157)
Dividends received	6,604	6,453	6,604	6,453
Acquisition of subsidiaries, net of cash	(1,699,869)	-	(1,699,869)	-
Acquisition of minority interests	-	-	-	(6,482)
Cash used in investing activities, net	(7,232,925)	239,449	(12,091,112)	(1,610,616)
Financing activities
Proceeds from loans, financing and debentures	23,020	337,093	265,090	9,306,614
Payment of derivative transactions	473,335	(721,741)	186,312	(1,434,288)
Payment of loans, financing and debentures	(55,760)	(555,432)	(853,625)	(11,732,552)
Payment of leases	(244,307)	(226,355)	(499,372)	(475,483)
Payment of dividends	(801,809)	(2,322)	(1,801,562)	(2,322)
Liabilities for assets acquisitions and associates	-	(1,520)	(109)	(1,520)
Share repurchase	(502,065)	-	(502,065)	-
Cash provided (used) by financing activities, net	(1,107,586)	(1,170,277)	(3,205,331)	(4,339,551)

Exchange variation on cash and cash equivalents	783,929	(780,790)	(646,323)	(312,563)

Increase (reduction) in cash and cash equivalents, net	(2,085,356)	3,251,062	(5,878,695)	1,750,513
Cash and cash equivalents at the beginning for the period	9,797,437	5,334,508	13,590,776	6,835,057
Cash and cash equivalents at the end for the period	7,712,081	8,585,570	7,712,081	8,585,570
Increase (reduction) in cash and cash equivalents, net	(2,085,356)	3,251,062	(5,878,695)	1,750,513

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	2Q22	2Q21	6M22	6M21
Net income	181,789	10,036,699	10,487,899	7,281,440
Net Financial Result	6,974,660	(9,742,584)	(5,960,619)	(1,075,463)
Income and Social Contribution Taxes	(2,569,012)	4,912,372	3,449,238	2,607,441
EBIT	4,587,437	5,206,487	7,976,518	8,813,418
Depreciation, Amortization and Depletion	1,870,609	1,696,755	3,594,963	3,463,236
EBITDA[1]	6,458,046	6,903,242	11,571,481	12,276,654
EBITDA Margin	56.1%	70.1%	54.4%	65.5%

COVID-19 - Expenses related to social actions to combat the virus	1	19,141	177	23,696
Fair Value Update - Biological Asset	(171,618)	(564,533)	(171,618)	(564,533)
Ibema's goodwill write-off	-	125	-	125
Tax Credits	-	(315,431)	1,324	(315,431)
Equity method	(19,049)	(80,098)	(9,307)	(90,364)
Accruals for losses on ICMS credits	28,980	16,156	47,650	23,134
Provision - Regularization of development contract	-	114	-	114
Adjustments - Losango Project	-	-	-	(9,138)
Sales of fixed assets and biological assets	6,359	(36,966)	(15,890)	(538,209)
Adjusted EBITDA	6,302,719	5,941,750	11,423,817	10,806,048
Adjusted EBITDA Margin	54.7%	60.4%	53.7%	57.7%

1The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 – Segmented Income Statement

	2Q22				2Q21
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	9,508,115	2,011,540	-	11,519,655	8,445,377	1,399,062	-	9,844,439
Cost of Goods Sold	(4,906,544)	(1,216,381)	-	(6,122,925)	(3,890,070)	(887,585)	-	(4,777,655)
Gross Profit	4,601,571	795,159	-	5,396,730	4,555,307	511,477	-	5,066,784
Gross Margin	48.4%	39.5%	-	46.8%	53.9%	36.6%	-	51.5%

Operating Expense/Income	(658,138)	(151,155)	-	(809,293)	141,835	(2,132)	-	139,703
Selling Expenses	(470,021)	(155,546)	-	(625,567)	(378,184)	(118,750)	-	(496,934)
General and Administrative Expenses	(259,050)	(105,718)	-	(364,768)	(254,048)	(98,956)	-	(353,004)
Other Operating Income (Expenses)	64,338	97,655	-	161,993	695,544	213,999	-	909,543
Equity Equivalence	6,595	12,454	-	19,049	78,523	1,575	-	80,098
EBIT	3,943,433	644,004	-	4,587,437	4,697,142	509,345	-	5,206,487

Depreciation, Amortization & Depletion	1,696,180	174,429	-	1,870,609	1,550,059	146,696	-	1,696,755

EBITDA	5,639,613	818,433	-	6,458,046	6,247,201	656,041	-	6,903,242
EBITDA Margin	59.3%	40.7%	-	56.1%	74.0%	46.9%	-	70.1%

Adjusted EBITDA[1]	5,599,672	703,047	-	6,302,719	5,496,348	445,402	-	5,941,750
Adjusted EBITDA Margin[1]	58.9%	35.0%	-	54.7%	65.1%	31.8%	-	60.4%

Net Financial Result	-	-	(6,974,660)	(6,974,660)	-	-	9,742,584	9,742,584

Earnings Before Taxes	3,943,433	644,004	(6,974,660)	(2,387,223)	4,697,145	509,342	9,742,584	14,949,071

Income and Social Contribution Taxes	-	-	2,569,012	2,569,012	-	-	(4,912,372)	(4,912,372)

Net Income (Loss)	3,943,433	644,004	(4,405,648)	181,789	4,697,145	509,342	4,830,212	10,036,699
Net Margin	41.5%	32.0%	-	1.6%	55.6%	36.4%	-	102.0%

1Excluding non-recurring items and PPA effects.

APPENDIX 6 – Segmented Income Statement

	6M22				6M21
Demonstração de Resultado Segmentado (R$ mil)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	17,496,421	3,766,069	-	21,262,490	16,038,957	2,694,648	-	18,733,605
Cost of Goods Sold	(9,242,880)	(2,312,885)	-	(11,555,765)	(7,905,782)	(1,716,907)	-	(9,622,689)
Gross Profit	8,253,541	1,453,184	-	9,706,725	8,133,175	977,741	-	9,110,916
Gross Margin	47.17%	38.59%	-	45.65%	50.71%	36.28%	-	48.63%

Operating Expense/Income	(1,342,265)	(387,942)	-	(1,730,207)	(240,841)	(56,657)	-	(297,498)
Selling Expenses	(904,075)	(293,633)	-	(1,197,708)	(855,781)	(222,919)	-	(1,078,700)
General and Administrative Expenses	(498,981)	(202,251)	-	(701,232)	(532,454)	(203,104)	-	(735,558)
Other Operating Income (Expenses)	60,248	99,178	-	159,426	1,071,126	355,270	-	1,426,396
Equity Equivalence	543	8,764	-	9,307	76,268	14,096	-	90,364
EBIT	6,911,276	1,065,242	-	7,976,518	7,892,334	921,084	-	8,813,418

Depreciation, Amortization & Depletion	3,257,308	337,655	-	3,594,963	3,179,633	283,603	-	3,463,236

EBITDA	10,168,584	1,402,897	-	11,571,481	11,071,967	1,204,687	-	12,276,654
EBITDA Margin	58.12%	37.25%	-	54.42%	69.03%	44.71%	-	65.53%

Adjusted EBITDA[1]	10,159,541	1,264,276	-	11,423,817	9,962,141	843,907	-	10,806,048
Adjusted EBITDA Margin[1]	58.07%	33.57%	-	53.73%	62.11%	31.32%	-	57.68%

Net Financial Result	-	-	5,960,619	5,960,619	-	-	1,075,463	1,075,463

Earnings Before Taxes	6,911,276	1,065,241	5,960,620	13,937,137	7,892,335	921,083	1,075,463	9,888,881

Income and Social Contribution Taxes	-	--	(3,449,238)	(3,449,238)	-	-	(2,607,441)	(2,607,441)

Net Income (Loss)	6,911,276	1,065,241	2,511,382	10,487,899	7,892,335	921,083	(1,531,978)	7,281,440
Net Margin	39.50%	28.29%	-	49.33%	49.21%	34.18%	-	38.87%

1Excluding non-recurring items and PPA effects.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed to not materialize or differ substantially from expected results. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.